IVY DISTRIBUTORS, INC.

Balance Sheet

December 31, 2017

(In thousands)

Assets

Cash and cash equivalents	$	19,368
Investment securities		29,609
Receivables:		
Fund receivables		1,031
Income tax receivable from ultimate parent		1,530
Due from affiliates		1,043
Other receivables		181
Prepaid expenses and other current assets		772
Total current assets		53,534
Property and equipment, net		4,050
Deferred sales commissions, net		1,975
Other assets		307
Total assets	$	59,866

Liabilities and Stockholder's Equity

Accounts payable	$	1,316
Accrued compensation		3,989
Payable to third party		18,124
Due to affiliates		1,459
Other current liabilities		925
Total current liabilities		25,813
Deferred income taxes		288
Accrued pension costs		493
Total liabilities		26,594
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.001 par value. 1,000 shares authorized;		
100 shares issued and outstanding.		—
Additional paid-in capital		393,749
Accumulated deficit		(360,477)
Total stockholder's equity		33,272
Total liabilities and stockholder's equity	$	59,866

See accompanying notes to financial statements.